Exhibit 11.2

CONSENT OF FORTNER, BAYENS, LEVKULICH AND GARRISON, P.C.,
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our reports dated March 11, 2016 of Solera National Bancorp, Inc. and Subsidiary, in the Offering Circular of Solera National Bancorp, Inc. for the issuance by qualification of shares of its common stock.  We make no representation of, and render no opinion on, the adequacy of the Confidential Private Placement Memorandum under the guidelines of the Securities and Exchange Commission of the State of Colorado Division of Securities.

Very truly yours,

/s/ Fortner, Bayens, Levkulich & Garrison, P.C.

Fortner, Bayens, Levkulich & Garrison, P.C.

Denver, Colorado

February 1, 2018